UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
ACT OF 1934

For the fiscal year ended June 30, 2008

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-19772

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HF FINANCIAL CORP.

225 South Main Avenue

Sioux Falls, South Dakota 57104

REQUIRED INFORMATION

Item 4	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

HF Financial Corp.

Retirement Savings Plan

Financial Report

06.30.2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees and Participants of

HF Financial Corp. Retirement Savings Plan

Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended June 30, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2008 and 2007, and the changes in its net assets available for benefits for the year ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sioux Falls, South Dakota

December 23, 2008

HF Financial Corp. Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30, 2008 and 2007

	2008	2007
Assets
Investments (Note 3):
Participant directed:
HF Financial Corp. common stock	$1,072,453	$1,038,966
Mutual funds	6,834,525	6,843,389
Money market mutual fund	363,918	315,043
Common Investment Fund	68,749	51,598
Participant loans	32,234	23,081
Total participant directed investments	8,371,879	8,272,077

Non-participant directed:
HF Financial Corp. common stock	—	3,845,132
Money market mutual fund	—	10,030
Total non-participant directed investments	—	3,855,162
Employer receivables	74,670	68,097
Total assets	8,446,549	12,195,336

Liabilities
Accounts payable	2,952	3,999
Net Assets Available for Benefits, at fair value	8,443,597	12,191,337

Adjustments from fair value to contract value for Fully benefit-responsive investment contracts	(341)	496
Net Assets Available for Benefits	$8,443,256	$12,191,833

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended June 30, 2008

	Participant Directed Savings	Non- Participant Directed (Employee Stock Ownership)	Total
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (Note 3)	$(874,768)	$—	$(874,768)
Dividends and interest	174,707	—	174,707
	(700,061)	—	(700,061)
Contributions:
Employer	279,154	—	279,154
Participants	801,593	—	801,593
Rollover	72,907	—	72,907
			29,736
	1,153,654	—	1,153,654
Total additions	453,593	—	453,593

Deductions from net assets attributed to:
Benefits paid to participants	335,756	—	335,756
Trustee and accounting fees	42,182	—	42,182
Total deductions	377,938	—	377,938
Net increase/decrease (before transfers)	75,655	—	75,655
Transfer in from HF Financial Corp. Employee Stock Ownership Plan for ESOP Diversification	29,736	—	—
Transfers to HF Financial Corp. Employee Stock Ownership Plan	—	(3,853,968)	(3,853,968)
Net increase/decrease (after transfers)	105,391	(3,853,968)	(3,748,577)

Net assets available for benefits:
Beginning of year	8,337,865	3,853,968	12,191,833
End of year	$8,443,256	$0	$8,443,256

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1.           Plan Description and Amendments

The following description of the HF Financial Corp. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General and plan amendments: The Plan is a defined contribution plan established for the benefit of the employees of HF Financial Corp. (the Company). The Plan and the Trust of which it is a part are intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 2007, the ESOP portion of the Retirement Savings Plan was spun-off and a new plan created, HF Financial Corp. Employee Stock Ownership Plan, a non-participant-directed Plan.  Effective July 1, 2007, a non-standardized prototype cash or deferred profit sharing plan sponsored by Home Federal Bank was adopted for the Retirement Savings Plan.

The Plan is administered by the Plan Administrative Committee comprised of up to five persons appointed by the Company’s Board of Directors. The Plan Trustee is Home Federal Bank, Investment Management and Trust Department.

Eligibility: Employees of the Company and its participating subsidiaries are generally eligible to participate in the Plan, provided they are expected to have at least 1, 000 hours of service and are 21 years old. Employees hired on or after July 1, 2001 are eligible to participate in the 401(k) portion of the Plan on the first day of the month after they have completed 30 consecutive calendar days of employment and attained age 21.  Employees are eligible for other benefits of the Plan on the first day of the month after completing 1,000 hours of service and attaining age 21.

Contributions: Each year, participants may make salary deferral contributions in any percentage from 1% to 50% of pretax annual compensation, as defined in the Plan. For each calendar quarter, the Company makes a fixed matching contribution of 50% of participants’ deferrals up to 6% of the participants’ compensation. In addition, the Company may also make discretionary profit sharing and/or matching contributions to the Plan.

There were no discretionary contributions made to the plan for the year ended June 30, 2008.  Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans.

Contributions are subject to certain limitations.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1.           Plan Description and Amendments (continued)

Participant accounts: Separate employee accounts are maintained for the 401(k) and the employee stock ownership portions of the Plan. Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions, Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated based on participant account balances, as defined.  Forfeited balances of terminated participants’ non-vested employer matching accounts are allocated among the accounts of all participants as a part of and on the same basis as their eligible compensation bears to the total compensation of all eligible participants.  The amount of non-vested employer matching balances allocated to eligible participants as of June 30, 2008 equaled $4,068.

Participants’ investment options: Participants must direct their salary deferral, Roth Elective contributions, and rollover contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options daily.

Vesting: Participants are immediately vested in their Savings Plan 401(k) contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of participants’ accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service in the employer matching contribution.

Payment of benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), or otherwise terminates employment with the Company. On termination of service due to death, disability or retirement, a participant may elect to receive benefits in either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments not to exceed the participant’s life expectancy.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest deemed reasonable by the Plan Administrator. Loan terms range from one to five years, or longer for the purchase of a principal residence. Principal and interest are paid no less than quarterly through payroll deductions.  Interest rates as of June 30, 2008 ranged from 5% - 9%.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1.           Plan Description and Amendments (continued)

Voting rights: Each participant owning HF Financial Corp common stock is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee votes such shares in the same proportion as the participants who voted their shares.

Note 2.           Significant Accounting Policies

Nature of business of Plan Sponsor: HF Financial Corp. and its subsidiaries, the sponsoring employer companies, offer banking, insurance and other financial services to customers in South Dakota and Minnesota.

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Adoption of new standard:   As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. These requirements are effective for financial statements issued for periods ending after December 15, 2006.

Investment valuation and income recognition: The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.    The common stock of the Company is valued at fair value, which is determined by quoted market price on a national stock exchange (NASDAQ). Participant loans are valued at cost, which approximates fair value.  The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 2.           Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividend income is accrued on the ex-dividend date.

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan for service provided. Administrative expenses incurred relative to the Plan are primarily paid by the Plan.  Legal fees incurred by the Plan for the year ended June 30, 2008 have been paid by the Plan.  All administrative expenses not paid by the Company are the responsibility of the Plan.

Note 3.           Investments

The following presents the fair value of the investments that represent 5% or more of the Plan’s net assets as of June 30, 2008 and 2007.

	2008	2007
Participant directed:
Investments, at fair value as determined by quoted market price:
HF Financial Corp. common stock	$1,072,453	$1,038,966
Mutual funds:
Vanguard Wellington Fund	765,952	727,937
Fidelity Contrafund	1,791,616	1,645,947
Vanguard 500 Index Fund	906,552	977,575
Legg Mason Value Trust Institutional Class Fund	680,130	1,022,766
First Eagle Overseas Fund	—	1,209,241
Dodge & Cox International Stock Fund	1,183,425	—
Vanguard Interm. Term US Treasury	500,986	289,220
Fidelity Low Priced Fund	492,107	643,428
Funds individually less than 5% of Plan net assets	582,165	378,873
Money market mutual fund:
Goldman Sachs Prime Obligation Fund	363,918	315,043
Other investments, at estimated fair value	32,234	23,081
	8,371,538	8,272,077

Non-participant directed:
Investments, at fair value as determined by quoted market price:
HF Financial Corp. common stock	—	3,845,132
Other investments individually less than 5% of Plan net assets	—	10,030
	$8,371,538	$12,127,239

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.           Investments (continued)

Participant directed investment in HF Financial Corp. common stock results from market purchase.

During the year ended June 30, 2008, the Plan’s investments (including investments bought, sold and held during the year) depreciated in fair value by $(874,768) as follows:

HF Financial Corp. common stock	$(79,299)
Mutual Funds	(795,469)
$(874,768)

The classifications of investment earnings reported above and on the statement of changes in net assets may differ from the classifications of earnings on Form 5500 due to different reporting requirements on Form 5500.

Information about the Plan’s investment in HF Financial Corp. common stock, Employee Stock Ownership portion only, at June 30, 2007 is as follows:

Number of shares, all of which are allocated to participants	219,471.000
Cost	$885,072
Fair Value	$3,845,132

Note 4.           Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their entire account.

Note 5.           Tax Status

The Plan obtained its latest determination letter on May 27, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

Note 6.           Related Party Transactions

The Trustee of the Plan is Home Federal Bank, Investment Management and Trust Department (the Trustee), a related party to the Plan. During the year ended June 30, 2008, the Plan paid administrative fees to the Trustee of $23,430.  Dividends paid into the Plan received from HF Financial Corp. common stock were $27,316 in FY 2008.  Refer to Note 3 for detailed information pertaining to HF Financial Corp. common stock.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 7.           Reconciliation to Form 5500

	2008	2007

Net assets available for plan benefits per the financial statements	$8,443,256	$12,191,833
Amounts allocated to withdrawing participants as of June 30, 2007	—	(14,489)
Amounts allocated to withdrawing participants as of June 30, 2008	(8,573)	—

Net assets available for plan benefits per Form 5500	$8,434,683	$12,177,344

Benefits payments to participants per the financial statements	$335,756
Amounts allocated to withdrawing participants at June 30, 2007	(14,489)
Amounts allocated to withdrawing participants at June 30, 2008	8,573

Benefit payments to participants per Form 5500	$329,840

Note 8 - Subsequent Event

Market volatility of equity-based investments may substantially impact the value of such investments at any given time. The value of the plan’s investments, both in total and in individual participant accounts, has changed significantly since June 30, 2008, consistent with the significant decline in market value of securities in the overall financial market.

HF Financial Corp. Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets Held at End of Year

EIN:  46-0418532

PN:  002

June 30, 2008

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*HF Financial Corp.	HF Financial Corp. Common Stock	N/A	$1,072,453

Fidelity	Fidelity Low-Priced Fund, Mutual Fund	N/A	492,107
Fidelity	Fidelity Contrafund, Mutual Fund	N/A	1,791,616
Dodge & Cox	Dodge & Cox International Stock Fund	N/A	1,183,425
The Vanguard Group	Vanguard 500 Index Fund, Mutual Fund	N/A	906,552
The Vanguard Group	Vanguard Wellington, Mutual Fund	N/A	765,952
Legg Mason	Legg Mason Value Trust Institutional Class Fund, Mutual Fund	N/A	680,130
The Vanguard Group	Vanguard Interm Team U.S. Treasury, Mutual Fund	N/A	500,986
T. Rowe Price	T. Rowe Price Growth Stock Fund, Mutual Fund	N/A	241,472
Federated	Federated Capital Preservation Fund, Common Investment Fund (at contract value)	N/A	68,408
Fidelity	Fidelity Balanced Fund	N/A	272,285
Goldman Sachs	Goldman Sachs Prime Obligation Fund, Money Market Fund	N/A	363,918

Participant Loans	Participant Note Receivable, Interest Rate Varies, Maturity Date Varies	—	32,234

	Totals		$8,371,538

* Known to be a party-in-interest to the Plan.

  N/A – Not applicable for participant directed accounts.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HF Financial Corp. Retirement Savings Plan

Date: December 29, 2008	By:	Home Federal Bank, trustee of the
HF Financial Corp. Retirement Savings Plan

		By:	/s/ Darrel L. Posegate
Darrel L. Posegate, President

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm